May 6, 2015

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

Re:	Iconix Brand Group, Inc. (the “Company,” “Iconix,” “we,” “us” or “our”)

Form 10-K for the Year Ended December 31, 2014

Filed March 2, 2015

Response Dated April 2, 2015

File No. 001-10593

Dear Ms. Jenkins:

This letter is in response to the Staff’s letter dated April 23, 2015 (the “Comment Letter”) addressed to the Company’s Interim Chief Financial Officer regarding the Company’s Form 10-K for the year ended December 31, 2014. The Company’s responses below have been numbered to correspond to the comments contained in the Comment Letter. Based upon both the Comment Letter and the responses provided below, the Company believes that no amendment to its previously filed Form 10-K is required. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response.

Form 10-K for the Year Ended December 31, 2014

Consolidation Analysis

1.	Please tell us the significant activities and decisions made by the JV’s Board versus those made by the day-to-day manager. If this varies by JV, please describe those variations.

Response:

Significant Activities and Decisions of the JV’s Boards:

The significant activities and decisions allocated to the Boards of each of Iconix India, Iconix Australia, Iconix SE Asia, Iconix Israel and Iconix MENA include the authority to approve the following matters related to the JV:

•	setting annual business plans and budgets, and amendments thereto;

•	changing the scope or nature of a JV’s business or activities;

•	with respect to the officers of the JV, their appointment and removal, or a delegation of or change in authority or responsibility of officers of the JV;

•	establishing the terms and conditions of employment of, and entry into employment agreements with, officers and employees of the JV;

•	leasing, acquiring or disposing of assets;

•	entering into license agreements or other contracts;

•	incurring indebtedness, financial commitments or capital expenditures;

•	commencing or settling legal actions, other than in the ordinary course of business;

•	appointing or removing auditors;

•	changing accounting policies or the JV’s fiscal year;

•	giving any guaranty or indemnity;

•	transferring, disposing of or granting a security interest in JV property;

•	acquiring or creating subsidiaries, or making investments in securities of another entity;

•	transferring shares of the JV, other than to the extent permitted under the JV’s organizational documents;[1] and

•	authorizing an officer, employee or other individual to approve disbursements on behalf of the JV.

In addition to the matters set forth above, the Boards of Iconix Australia and Iconix Israel have the authority to approve the grant of any power of attorney outside the ordinary course of business, and any additional capital contributions by the JV’s members. With respect to Iconix India, the Board has the authority to approve any reorganization, including by way of merger, amalgamation or other arrangement, any change to Iconix India’s capital structure, the size and material terms of any public offering of Iconix India’s securities, the formation of any committee of the Board and delegation of power thereto, and any winding up of Iconix India.

The Boards of each of the JVs discussed above are composed of an equal number of members appointed by Iconix and its partner. Other than in the case of Iconix India, all of the indicated significant activities and decisions require unanimous Board approval. In the case of Iconix India, Board approval requires the affirmative vote of at least one Board designee appointed by Iconix and one Board designee appointed by Iconix’s partner in Iconix India.

With respect to Ico Brands L.P. (“Ico Brands”) and Iconix Canada, L.P. (“Ico Canada” and, together with Ico Brands, collectively “Iconix Canada”), the Board of each partnership’s general partner is allocated the authority to organize, administer, manage, control and operate each of the partnership’s respective business and affairs, subject to the delegated

[1]	The Board of Iconix India is not required to approve transfers of equity in Iconix India.

authority described below. Each significant decision or activity requires the affirmative vote of more than 50% of the general partner’s Board (which is composed of four designees, two of whom are appointed by Iconix and two of whom are appointed by Iconix’s partners in the Iconix Canada entities).

Significant Activities and Decisions of the JV’s Day-to-Day Managers:

With respect to each of Iconix Canada, Iconix Australia, Iconix SE Asia, Iconix Israel and Iconix MENA, the JVs’ Administrative Manager and Local Manager have the authority to make day-to-day decisions related to the activities set forth below. With respect to each of such JV’s, Iconix fills the role of the Administrative Manager, and the JV partner fills the role of the Local Manager.

Iconix, as the Administrative Manager, has the authority to make day-to-day decisions in performing the following services:

•	subject to the approved business plan and budget, arranging for or providing back-office services, including administering contracts, trademark prosecution and enforcement, accounting, finance, tax and treasury functions;

•	providing the JV with access to Iconix’s creative materials (which were originally created for the U.S. market);

•	maintaining books and records of the JV; and

•	such other responsibilities as agreed on by the Board.

The JV partner, as the Local Manager, has the authority to make day-to-day decisions in performing the following services:

•	providing market expertise in the territory and managing the JV on a day-to-day basis;

•	identifying third parties with interest in licensing the JV’s brands, arranging for meetings with such persons and negotiating license agreements with such persons;

•	assisting the Administrative Manager in enforcing license agreements, audits, trademark disputes and other compliance matters; and

•	such other responsibilities as agreed on by the Board.

In addition, in the case of Ico Brands, Iconix’s partner serves as the Creative Shareholder, and is responsible for: (i) approving or disapproving of the creative aspects relating to trademarks and related goods and services offered by licensees; (ii) approving or disapproving of all other creative aspects of the design, development, manufacture and sale of products bearing Ico Brands’ trademarks; and (iii) such other responsibilities agreed upon by Iconix and its joint venture partner.

2.	For those JV structures which include guaranteed revenue payments, please tell us how you considered these guarantees in the context of ASC 810-10-15-14(b)(2).

Response:

In instances where the Company guaranteed certain minimum royalties to its joint venture partner (and not to the JV itself), we determined that each of the guarantees were non-substantive features of their respective joint venture. In arriving at that conclusion, as it relates to ASC 810-10-15-14(b)(2) we first considered the magnitude of those guarantees as compared to total future minimum royalties contractually due from contributed licenses as further described below.

The Company guaranteed directly to its joint venture partner certain minimum royalties from a brand contributed to Ico Canada in an amount equal to approximately $2.7 million in the aggregate over a four-year period following formation. Total future minimum guaranteed royalties contractually due under existing license agreements relating to Ico Canada at the time of formation of the joint venture were approximately $9.1 million. In the case of Iconix SE Asia, in connection with the June 2014 transaction, the Company guaranteed directly to its joint venture partner minimum distributions from the joint venture in an amount equal to approximately $2.5 million in the aggregate with respect to specified brands and territories over an 18-month period following the closing of such transaction. Total future minimum guaranteed royalties contractually due under existing license agreements in the territories included in Iconix SE Asia as of the closing of the June 2014 transaction were approximately $15.4 million. In connection with the September 2014 Iconix SE Asia transaction, the Company also guaranteed directly to its joint venture partner minimum distributions from the joint venture in an amount equal to approximately $5.1 million in the aggregate with respect to specified brands and territories over a 39-month period following the closing of such transaction. Total future minimum guaranteed royalties contractually due under existing license agreements in the territories included in Iconix SE Asia as of the closing of the September 2014 transaction were approximately $17.6 million. The following table illustrates the comparison of minimum royalties contractually due as compared to amounts guaranteed by the Company to its JV partner:

(in millions)	total future minimum royalties contractually due from contributed licenses	total amounts guaranteed by the Company to its JV partner
Ico Canada (following formation)	$9.1	$2.7
Iconix SE Asia (following June 2014 transaction)	$15.4	$2.5
Iconix SE Asia (following September 2014 transaction)	$17.6	$5.1

Next, we considered the expectation of losses by the joint venture. In the case of Ico Canada, the partnership agreement provides for the adoption of an annual budget in which expenses may not exceed 10% of the revenues projected for such fiscal year and may not deviate unless unanimously approved by the Board. In the case of Iconix SE Asia, the shareholders’ agreement provides for the adoption of an annual budget in which expenses may not exceed 20% of the revenues projected for such fiscal year and may not deviate unless unanimously approved by the Board. In each joint venture, in terms of forecasting expenses, the historic performance of existing licenses/revenues contributed at formation was generally consistent and directional in forecasting future performance. As a result, the Company was highly confident that projected royalties for each joint venture at the time of formation (and, in the case of Iconix SE Asia, at the time of the closing of each the June 2014 transaction and the September 2014 transaction) far exceeded the projected maximum costs expected to be incurred. Therefore the likelihood of losses, and by extension any obligation to absorb the expected losses of the joint venture, was de minimis.

Further, in each case, projections far exceeded contractually guaranteed minimum royalties payable under existing license agreements, and were consistent with historical performance. As such, the Company’s historical experience and expectations at the inception of the JVs has been that the value of the guarantees is negligible.

Guarantees were representations by the Company, similar to an indemnity, to assure its partner of the minimum royalties for certain licenses being contributed in light of due diligence limitations. In that regard, it was easier for the Company to issue a guarantee than it was for the partner to carry out the due diligence it normally would perform (e.g. contact and examine licensees to establish validity and potential). Each of these guarantees is limited to a specific time period and relatively short as compared to the number of years of guaranteed minimum royalties under contract. Further, the magnitude of each of the guarantees was immaterial as compared to the total future minimum royalties contractually due to the joint venture, as presented in the table above.

Since (i) there are virtually no expected losses absorbed through the guarantees, and (ii) the guarantees only exist for a short period of time (on average 2 to 3 years), the group of equity at risk holders remain exposed to a complete risk of loss on their investment over the life of the joint venture. Consequently, we concluded the condition in ASC 810-10-15-14-(b)(2) does not cause the JVs to become VIEs.

We further note our evaluation of the guarantees is consistent with the guidance in 810-10-15-13A through 13B as the guarantees do not have a substantive effect on the following (emphasis added):

For purposes of applying the Variable Interest Entities Subsections, only substantive terms, transactions, and arrangements, whether contractual or noncontractual, shall be considered. Any term, transaction, or arrangement shall be disregarded when applying the provisions of the Variable Interest Entities Subsections if the term, transaction, or arrangement does not have a substantive effect on any of the following:

a.	A legal entity’s status as a VIE

b.	A reporting entity’s power over a VIE

c.	A reporting entity’s obligation to absorb losses or its right to receive benefits of the legal entity.

Judgment, based on consideration of all the facts and circumstances, is needed to distinguish substantive terms, transactions, and arrangements from nonsubstantive terms, transactions, and arrangements.

In conclusion, as it relates to ASC 810-10-15-14(b)(2), we considered each of the guarantees non-substantive features of their respective joint venture for the reasons described above and as such have no significant impact on the accounting for the joint venture.

3.	For those JV structures which include put options and/or guaranteed revenue payments, please tell us how you considered whether voting rights are proportional to Iconix’s obligation to absorb expected losses of the entity. It would seem that for these JV structures, your obligation to absorb expected losses may exceed your proportional voting rights.

Response:

With respect to the put options, the pricing terms of the put options included in our joint venture agreements are negotiated between unrelated third parties and are generally based on the application of a multiple to historical revenue, where the multiple is substantially similar to the multiple we attempt to utilize when acquiring intellectual property. We believe this multiple represents the expectation of fair value at the time of exercise. While our guarantee of certain revenue to our joint venture partner and our obligation to purchase shares put to us by our partner theoretically may seem to indicate that our obligation to absorb expected losses slightly exceeds our proportional voting rights, we note the amount of expected losses associated with the guarantees were de minimis, as explained in our response to comment 2. As such, neither the guarantees nor the put options were designed at the formation of the JVs to increase our exposure to expected losses in any appreciable manner.

We believe our voting rights and our share of expected losses are both split approximately 50/50 with our JV partner. While our obligation to absorb expected losses, in the context of the aforementioned put options and guarantees by the Company to its partner, may appear to exceed our proportional voting rights, this obligation is de minimis and therefore not substantive to the joint venture.

4.	For those JV structures for which part of the consideration is a note receivable, please tell us how you considered whether or not Iconix and the JV partner are related parties (i.e., whether the JV partner is a de facto agent of Iconix) under ASC 810-10-25-43. If you concluded that Iconix and the JV partner are related parties, please tell us how you considered the guidance in ASC 810-10-15-14(c)(2).

Response:

Initially, the Company determined that its JV partner does not meet the definition of a related party in ASC 850-10-20. In considering the remaining guidance under ASC 810-10-25-43, the Company noted that, in each instance, its joint venture partner was sufficiently capitalized and could finance its operations on its own without support from Iconix or the joint venture. Our partners are third party businesses (i.e. they are not professional service providers to the Company), the principals of which were not, nor have they ever been, employees, officers or members of the Company’s Board of Directors. While we retain the right of approval should our partner seek to sell its interest in the joint venture, our partner has that very same right of approval should we seek to sell our interest, giving equal rights to each partner in a manner consistent with a true partnership. A de facto agency relationship does not exist if both the reporting entity and the partner have rights of prior approval over equity transfers and the rights are based on mutually agreed upon terms by willing, independent parties.2

We believe that for those JV structures for which part of the consideration is a note receivable, the exchange of the note receivable and a significant cash payment at closing to acquire an ownership interest in the joint venture does not indicate that the Company and its partner are related parties and/or de facto agents of the Company.

[2]	We note the right of prior approval is not applicable to the analysis of de facto agents under 810-10-15-14(c)(2).

As noted by the Staff in a speech before the 2004 AICPA National Conference on SEC and PCAOB Developments on December 6, 20043, it is often difficult to determine the substance of a lending relationship and its impact on a VIE analysis on its face. We believe the Staff’s views are consistent with the fact that the mere presence of a loan does not constitute a de facto agency relationship. Rather, in making the overall assessment, all of the facts and circumstances of the situation should be considered. We believe this holistic approach is appropriate because the evaluation required by 810-10-15-14(c)(2) is particularly subjective. Notes receivable from our partners were not created to finance the purchase of underperforming assets (i.e., intellectual property) as a means of removing such assets from our balance sheet. Rather, the trademarks and license agreements had minimal associated expenses, had historically been profitable under a licensing model and were projected to continue to be profitable at the time of joint venture formation. As stated in prior responses, our primary purpose in forming international joint ventures is to bring our brands to market more quickly and efficiently, generating greater short- and long-term value from our brands than we believe is possible if we were to build-out wholly-owned operations ourselves across a multitude of regional or local offices. Our partners are chosen for their local market expertise, retail relationships, wholesale networks, business contacts and staff. Our partners wanted our brands, and we wanted their knowledge of the local environment, and our common goal in partnering to form a joint venture is to build a business together. As such, we do not believe the reason for which the FASB included the provision in 810-10-15-14(c)(2) is applicable to our joint ventures; in other words, the entities were not designed with the sole intent of preventing a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entities with nonsubstantive voting interests.

Further, as it relates to the notes receivable, we note the following:

•	we do not control, nor can we significantly influence, our partner

•	our partner receives the full benefits of its financed interest in the joint venture

•	our partner was not required to obtain financing from us

•	should our partner fail to make payments under the note receivable, we have recourse to its interest in the joint venture and the right to sue for damages

•	we have the right to sell, pledge or hold the notes receivable at our discretion

•	all of the notes receivable are performing according to their contractual payment terms

In conclusion, we believe the facts and circumstances described above indicate that our partner, in each joint venture for which part of the consideration is a note receivable, is not a related party and/or de facto agent of the Company. As such, the joint venture, in each instance, is not a VIE and not subject to consolidation by the Company.

[3]	Remarks before the 2004 AICPA National Conference on SEC and PCAOB Developments by Jane D. Poulin, Associate Chief Accountant, Office of the Chief Accountant, on December 6, 2004.

Business

5.	You have represented in your response to comment 7 of our letter dated March 25, 2015 that the transferred assets do not meet the definition of a business. However, your disclosures indicate that Iconix Latin America met the criteria to be considered a business upon acquisition of a controlling financial interest. Please tell us at what point in the JV’s life cycle you believe a JV would meet the definition of a business.

Response:

At the time of formation of Iconix Latin America, the only contributions to the joint venture were the right to exploit trademarks and receive revenue from existing licenses in respect of the subject territory (the “Latin America Assets”). Prior to forming the joint venture, the Latin America Assets were managed by the Company out of its New York office and there were no people or essential processes devoted solely to their management. At the time of formation, the Latin America Assets did not have any systems, management or employees that would support the brands (resource management process) or that would ensure they remain current and are marketed and advertised appropriately (operational process). At the time of formation, Iconix contributed only the Latin America Assets to the JV. As such, Iconix Latin America did not meet the definition of a business under ASC 805.

From the time of formation in 2008 through our acquisition of our partner’s ownership interest, Iconix Latin America opened an office in Panama and hired two dedicated employees devoted to Latin American business development as well as finance/accounting. Further, through these employees, the business of Iconix Latin America grew from 20 licenses at formation with royalties of approximately $0.7 million for the year ended December 31, 2009, to over 40 licenses with royalties of approximately $6.1 million for the year ended December 31, 2013 (just prior to our acquisition of our partner’s interest in February 2014). We believe the employment of personnel and acquisition of infrastructure solely devoted to supporting the joint venture, as well as the resulting growth of the joint venture, indicates the existence of business (as defined under ASC 805) prior to the acquisition of our partner’s interest in Iconix Latin America. Similarly, the addition of employees and operating infrastructure to other joint ventures would be indicators of their transition from an asset to a business, which may occur at different points in the life cycle of each JV.

Gain Recognition

6.	ASC 845-10-25-1 notes that a reciprocal transfer of a nonmonetary asset shall be an exchange only if the transferor has no substantial continuing involvement in the transferred asset such that the usual risks and rewards of ownership of the asset are transferred. Please tell us how you considered whether you have substantial continuing involvement with the transferred licenses and trademarks. In this regard, please tell us why you believe the revenue guarantees and put options do not represent substantial continuing involvement with the nonmonetary asset (i.e., license) that was transferred.

Response:

As the Staff observes, paragraph 845-10-25-1 establishes a general principle for nonmonetary transactions, which addresses the totality of transactions within the scope of Topic 845. These include exchanges of inventory in the energy sector, exchanges of real estate, and other transactions that differ in comparison to our JVs.

With respect to noncontrolling interests (e.g., joint ventures), specific guidance is provided in 845-10-25-9 through 25-12, and 845-10-55-27 through 55-28. In those situations, a joint venturer will always have continuing involvement with the transferred asset. By design, a joint venture partner is involved with the assets it contributes to the joint venture.

As such, Topic 845 makes a distinction between transactions to obtain a noncontrolling interest in another entity in 845-10-25-9 through 25-12 vs. the general guidance for other transactions in 845-10-25-1.

Nonetheless, paragraph 845-10-25-9 requires gain recognition when the asset is contributed. The only exception to that requirement is provided in 845-10-25-10, which we address in our response to comment 7.

7.	Please tell us how you considered the guaranteed revenue payments when evaluating whether Iconix has any actual or implied commitment, financial or otherwise, to support the operations of the JV in any manner (ASC 845-10-25-10). In this regard, please tell us why you believe the guarantee does not represent an implied commitment.

Response:

ASC 845-10-25-9 and 25-10 require gain recognition when an entity transfers non-financial assets to another entity in exchange for a non-controlling interest, provided the absence of any actual or implied commitment, financial or otherwise, to support the operations of the new entity.

We have no commitment, financial or otherwise, to support the operations of the joint ventures.4 The amounts guaranteed by Iconix to its JV partner (where they exist) exist at the shareholder level, not through, or committed to, the joint venture. As noted in our response to comment 2 of the Comment Letter, the amount of expected losses associated with the guarantees is de minimis. Therefore, we do not believe we have a substantive obligation to the JV partner, much less to the JV itself.

Our evaluation of the put options is similar. That is, the put options exist at the shareholder level because they are designed to facilitate a potential exit by our partner when the JVs reach sufficient scale. As noted previously, the terms of the put options were reached

[4]

As explained in our February 24, 2015 letter to you, the Company has a contingent obligation to pay certain liquidated damages to Ico Brands if we are unable to obtain a release of a pledge of certain trademarks under an existing securitization. The Company believes obtaining the release is a perfunctory matter. However, the Company has been advised by its auditors that they do not concur with the Company on this interpretation and that the gain resulting from it should have been deferred. Both the Company and BDO believe the adjustment related to this gain is immaterial to the Company’s annual 2013 financial statements.

through an arms-length negotiation using multiples that are designed to approximate fair value at the time of exercise. Accordingly, the put options do not represent an actual or implied commitment to support the JV.

Further, because the JVs are expected to be (and have been) significantly profitable and their expenses are a small portion of revenue (e.g., 20% in Iconix Australia, Iconix SE Asia and Iconix MENA), there has been no business need to support the operations of the JV nor is there any expectation of doing so in the future.

8.	In response to comment 4 of our letter dated February 11, 2015, your response regarding Iconix Canada references a pre-existing pledge of trademarks used by Ico Brands due to an existing securitization by Iconix on the trademarks. Please clarify if all or any of your trademarks transferred to JV’s are encumbered at the time of transfer, or is this specific only to certain territories. If trademarks are encumbered, please tell us how you consider this arrangement when assessing whether the risks and rewards of the various trademarks had transferred to the JV’s.

Response:

With respect to the joint venture transactions consummated between 2012 and 2014, the only trademarks encumbered at the time of contribution were those associated with our current securitization, which is territory specific and collateralized by the trademarks for certain of our brands for the United States and Canada only. The risks and rewards, that being the economic benefits in the form of profit, have been transferred to the joint ventures as the joint venture receives the cash flow generated by these assets through a perpetual master license or right to a revenue stream, which for both tax and GAAP purposes is accounted for as a sale.

9.	Please explain how you analyzed whether or not the various put options would be in the scope of ASC 460.

Response:

In our analysis of whether or not the various put options would be in the scope of ASC 460, we considered whether or not the put options are freestanding or embedded. The options are incorporated into a single contract, that being the ownership of equity in the joint venture. Further, the options are not tradable. If the owner of the equity interest in the joint venture were to sell its interest in the joint venture, the former owner of the equity interest would not retain the options; rather, the options would transfer to the new owner of the equity interest. Since the options are not freestanding, they are considered embedded in the shares.

As discussed in ASC 460-10-55-16(c), a written put option that is embedded in its underlying investment (e.g., a puttable debt or equity security) does not meet ASC 460-10-15-4(a) because the holder’s asset is an investment in the entire contract (the puttable security) and not an investment in a nonputtable security. Therefore, a written put option embedded in its underlying security is excluded from the scope of ASC 460.

*****

Please be advised that this letter has been reviewed by BDO USA, LLP, the Company’s independent audit firm, including its National Office, and they agree with the accounting considerations and conclusions expressed herein.

Sincerely,

/s/ Neil Cole
Neil Cole
Chief Executive Officer

/s/ David Blumberg
David Blumberg
Interim Chief Financial Officer

cc:	Myra Moosariparambil

John Archfield

Brian Snyderman

BDO USA, LLP; attn: Lawrence Shapiro

BDO USA, LLP National Office